

August 31, 2012

Via E-mail
Guy Burnett
Chief Financial Officer
Mission NewEnergy Limited
Unit 4, 97 Hector Street West
Osborne Park, Western Australia 6017, Australia

> **RE:** **Mission NewEnergy Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2011**
> **Filed December 28, 2011**
> **File No 001-35022**

Dear Mr. Burnett:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2011

Comparison of Results of Operations, page 54

1. In future filings please quantify cost increases period over period of your material feedstocks, inputs and raw materials. For example, you disclose on page 54 that your operating margins are impacted by the price of crude palm oil, mineral diesel and your refined product but you do not quantify price increases period over period. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 57

2. You disclose on page F-34 that at June 30, 2011 you have a plant that is in the process of being transferred to you from the fixed price turnkey contractor. In future filings please

discuss the cash requirements for such a facility and the source of these funds. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

3. Given your going concern opinion from your auditors, history of losses, excess of liabilities over assets and negative cash flows from operating activities as of June 30, 2011, in future filings please quantify your cash requirements by category for the next year and discuss whether you will need to seek financing to satisfy your debt obligations and fund operations.

Report of Independent Registered Public Accounting Firm

4. You disclose on page F-9 that your financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We note that your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3768 if you have questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief